UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Tyla-Simone's Wings LLC

Legal status of Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Texas

    Date of Organization:
    November 10, 2017

Physical Address of Issuer:
7322 Southwest Freeway, Houston, TX 77074, US

Website of Issuer:
https://siennasauce.com/

Current Number of Employees:
1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$40,966	$80,076
Cash and Cash Equivalents	$6,208	$80,076
Accounts Receivable	$11,374	$1,426
Short-term Debt	$29,918	$568
Long-term Debt	$0	$0
Revenues/Sales	$685,495	$127,282
Cost of Goods Sold*	$383,457	$82,087
Taxes Paid	$0	$0
Net Income	$14,560	-$37,266

*The accompanying financial statements refer to "Cost of Revenue."

April 27, 2022

FORM C-AR

Tyla-Simone's Wings LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Tyla-Simone's Wings LLC, a Texas limited liability company ("**Sienna,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://siennasauce.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Tyla-Simone's Wings LLC is a Texas limited liability company formed on November 10, 2017.

The Company is located at 7322 Southwest Freeway Suite 180, Houston, TX 77074, US.

The Company's website is https://siennasauce.com/.

The Company conducts business in all 50 United States

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/sienna-sauce.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

COVID-19 has had a global economic impact and may have and may continue to impact the Company. The responses to the effects of COVID-19 are varied and the full long-term impact is still unknown. Many companies have made adjustments including telework, supply chain adjustments, suspending or modifying operations, and others. While the Company has not seen a direct impact on its business as a result of COVID-19 and these changes, these changes in other companies, including vendors and other service providers to the Company, could have an adverse affect on the Company. If a major disruption to the Company's business or operations occurs, the Company may not have sufficient access to capital and liquidity to continue to fund its operations through such events.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will likely need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future because of, among other factors, our lack of revenues from sales, our business model, and our profitability, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our capitalization structure may now or in the future make it difficult for the Securities to convert to equity due to lack of authorized or issuable equity interests in the Company.

Currently, the Company's is authorized to issue 1,000,000 units (the "***Membership Units***"), which are governed by and subject to Title 3 of the Texas Business Organizations Code (the "***Act***") and the "company agreement" (as such term is defined in the Act) (the "***Company Agreement***"). The Company's Member has broad discretion to modify or amend the Company Agreement in her sole discretion. Changes to the Company's capitalization structure may result in not having enough Membership Units to cause the Securities to convert to equity.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time, and the Company intends on implementing new lines of business in the near future. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. Additionally, most of our products require that we sell certain minimum quantities with limited returns to achieve profitability, and we may never achieve such results. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our products involve consumable food items, which subjects the Company to health and safety and related risks.

The Company sells consumable food products, which subjects the Company to various health and safety laws and regulations, as well as associated risks. In particular, federal and local FDA regulations require that all food products shipped must be labeled with a "Best By" date, which, among other things, limits the shelf life of our inventory. If Company products are found to be out of compliance with such laws, or if out-of-compliance issues arise in the future, the Company could face civil and/or criminal penalties and fines. The Company also could become subject to various class action lawsuits seeking damages on behalf of consumers. Any claims against the Company for violations of health and safety laws could have a material adverse effect on its results of operations or cash flows and could impact the reputation of the Company in the market.

Profitability is also at risk because our customers are sensitive to food price increases due to the unpredictability of future commodity costs. The Company operates in an environment where there are factors beyond its control related to weather, natural disasters, disease outbreaks, crop losses, animal shortages, etc. Price fluctuations in commodities are outside of the Company's control and can have a significant negative impact on gross margins.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. In particular, we are dependent upon our co-packager to manufacture, label and ship our products. While we are confident in our ability to obtain alternative vendors to provide comparable services, any significant unexpected disruption in our partners' operations could, for a substantial period of time, delay our productions schedules. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights, including, without limitation, trademarks (as described below), recipes and other Company trade secrets, to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, reverse engineered or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. To protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the industry in which we operate is evolving and, consequently, intellectual property positions in our industry are frequently uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its management team and its key employees.

In particular, we are dependent on Monique Crayton, our COO and Tyla-Simone Crayton, our CEO. The Company has or intends to enter into employment agreements with Monique Crayton, and Tyla-Simone Crayton, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations. Tyla-Simone Crayton has only recently graduated from high school and is currently attending a university full-time. As a student, Tyla-Simone is not expected to contribute her full time and attention to the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like any company, we face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, health and safety, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may implement new lines of business or offer new products and services within existing lines of business.

The Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be met, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. Thus, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases and, as a result, the Company's business, financial condition or results of operations may be adversely affected.

We have limited commercial experience in marketing or selling any of our products, and unless we develop these capabilities, we may not be successful.

Even if we are able to develop and manufacture our products on a large scale, we have limited experience in operating our business in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our products to potential customers. We cannot assure you that we will be able to manufacture and deliver our products on a timely basis, in sufficient quantities, or on commercially reason.

Our small size and limited history negatively affect our ability to raise capital.

It is difficult for us to find any capital sources because of our relatively small capitalization, our losses to date, our current working capital position, our lack of sales and other factors. It is possible that we may not be able to raise sufficient funds in the future in order to survive and pursue our business plan.

Attempts to grow our business could have an adverse effect on the Company.

Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. To the extent that rapid growth does occur, it will place a significant strain on our financial, technical, operational and administrative resources. Our planned growth will result in increased responsibility for both existing and new management personnel. Effective growth management will depend upon our ability to integrate new personnel, to improve our operational, management and financial systems and controls, to train, motivate and manage our employees, and to increase our sources of raw materials, product manufacturing and packaging. If we are unable to manage growth effectively, our business, results of operations and financial condition may be materially and adversely affected. In addition, it is possible that no growth will occur or that growth will not produce profits for the Company.

The food condiments category in which we participate is highly competitive. If we are unable to compete effectively, our results of operations could be adversely affected.

The food condiments product category in which we participate is highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily upon brand recognition and loyalty, product packaging, quality and innovation, taste, nutrition, breadth of product line, price and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. We face strong competition from competitors' products that are sometimes sold at lower prices. Price gaps between our products and our competitors' products may result in market share erosion and harm our business. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products that are more attractive to customers or consumers than our products. These competitors may also prove to be more successful in marketing and selling their products or may be better able to increase prices to reflect cost pressures. We may not compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

Virtually all of the manufacturers, distributors and marketers of food condiments have substantially greater management, financial, research and development, marketing and manufacturing resources than we do. Competitors in the food condiments category include, among others: Heinz, Hunts and Sweet Baby Ray's and store-owned, private label brands, Primal Kitchen, Sir Kensington, G Hughes, Organicville, and New Primal. Brand loyalty to existing products may prevent us from achieving certain sales objectives. Additionally, the long-standing relationships maintained by existing premium food condiment manufacturers may prevent us from obtaining recommendations for our products. In addition, we compete with private label food condiment brands, as well as premium food condiment brands. In addition, there are limited barriers to prevent the entry of such other brands into the supermarket and mass merchant distribution channel, and in the event we fail to meet sales goals determined by them for our products they could cease shelving our products in their stores or replace our products with those of our competitors. The entrance into the supermarket or mass merchant distribution channel of an existing or new premium food condiment brand by any of our competitors could have a material adverse effect on the Company. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

If our products do not gain market acceptance, it is unlikely that we will become profitable.

The market for food condiments is competitive and subject to changing consumer preferences, including sensitivities to product ingredients and nutritional claims. At this time, our products are largely unproven in the commercial arena. Market acceptance may depend on many factors, including factors beyond our control, including but not limited to:

- price
- aroma
- taste
- ingredients
- nutritional claims; and
- word-of-mouth recommendations.

Food condiment safety, quality, and health concerns could adversely affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of our owned brand or vendor-supplied products and supplies. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products in our locations or cause vendor production and delivery disruptions. The actual or perceived sale of contaminated food condiments by our vendors or us could result in product liability claims against our vendors or us and a loss of consumer confidence, which could have an adverse effect on our sales and operations. In addition, if our products are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded, or adulterated, or to otherwise be in violation of governmental regulations, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. If this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product. Given the difficulty in converting food condiment customers, if we lose customers due to a loss of confidence in safety or quality, it may be difficult to reacquire such customers

Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from different vendors. One or more of our vendors, including manufacturers of our owned or private label brand products, might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, financial condition, results of operations, and cash flows.

The food condiment category is price competitive and is characterized by high fixed costs. A reduction in prices for the industry could affect the demand for our products and services.

The food condiment category is highly competitive and characterized by a large number of competitors ranging from small to large companies with substantial resources. Many of our potential competitors have substantially larger customer bases, greater name recognition, greater reputation, and significantly greater financial and marketing resources than we do. In the future, aggressive marketing tactics implemented by our competitors could impact our limited financial resources and adversely affect our ability to compete in these markets. Price competition exists in the food condiment category. There are many food condiment brands that could discount their product prices which could result in lower revenues for the entire industry. A shortfall from expected revenue levels would have a significant impact on our potential to generate revenue and possibly cause our business to fail.

The loss of any of our key merchandise vendors, or of any of our distribution arrangements with certain of our vendors, could negatively impact our business.

We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current supply vendors will be able to accommodate our anticipated growth and expansion of our locations and e-commerce business. As a result of the disruptions resulting from COVID-19, some of our existing vendors have not been able to supply us with products in a timely or cost-effective manner. While these disruptions have so far proven to be temporary, an inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations. To date, vendor-related supply challenges have not had a material effect on our business or our sales and profitability.

We do not maintain long-term supply contracts with any of our merchandise vendors. Any vendor could discontinue selling to us at any time. Although we do not materially rely on any particular vendor, the loss of any of our significant vendors could have a negative impact on our business, financial condition, and results of operations.

We continually seek to expand our base of vendors and to identify new products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected.

We rely on co-packers to provide our supply of treat products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations.

We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co- packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co- packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co- packing arrangement, if at all.

As our business increases in size, we will need to locate and contract qualified co-packers with sufficient dedicated space for gluten-free, "no high fructose corn syrup" and "less sugar" products, and there is no assurance that we will be able to do so.

If demand for gluten-free, "no high fructose corn syrup" and "less sugar" products grows, we will need to increase our production through additional co-packers to ensure that we have sufficient supply to meet increasing demand. There is no assurance that we will be able to find available, qualified co-packers or that we will be able to negotiate contracts with them on commercially reasonable terms or at all.

A large portion of our sales involves the sale of gluten-free, "no high fructose corn syrup" and "less sugar" products.

While gluten-free, "no high fructose corn syrup" and "less sugar" products are currently popular and sales of gluten-free, "no high fructose corn syrup" and/or "less sugar" products generally have been increasing rapidly, there is no assurance that consumers will continue to be interested in gluten-free, "no high fructose corn syrup" and "less sugar" products. Consumers may in the future choose to purchase other products which they perceive to be healthier or more "trendy" at a future time. Consumers may prefer products with fewer carbohydrates, additional protein and more fiber, or may no longer require the health benefits provided by gluten-free, "no high fructose corn syrup" and "less sugar" products. In addition, our business could be adversely affected if larger, well-capitalized (or private-equity backed) companies elected to provide gluten-free, "no high fructose corn syrup" and "less sugar" products in the food condiment category. We have limited experience in the gluten-free, "no high fructose corn syrup" and "less sugar" business and with any of such product lines.

If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operation may be adversely affected.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We use third-party transportation providers for our product shipments. We rely on one such provider for almost all of our shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We may choose to expand our global footprint by entering into new markets. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to become profitable in such countries. This may have an adverse effect on our business.

A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

Our sales depend on consumer spending, which is influenced by factors beyond our control, including general economic conditions, disruption or volatility in global financial markets, changes in interest rates, the availability of discretionary income and credit, weather, consumer confidence, unemployment levels, and government orders restricting freedom of movement. We may experience declines in sales or changes in the types of products and services sold during economic downturns. Our business could be harmed by any material decline in the amount of consumer spending, which could reduce our sales, or a decrease in the sales of higher-margin products, which could reduce our profitability and adversely affect our business. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences and spending patterns could adversely affect our relationship with our customers, the demand for our products and services, our market share and our profitability.

The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce, improve, and reposition our products to meet the requirements of our customers. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. Our ability to innovate is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs, the success of our management and sales team in introducing and marketing new products and service offerings, and our ability to leverage our digital and data capabilities to gather and respond to consumer feedback.

We may be unable to determine with accuracy when or whether any of our products or services now under development will be launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products or services, once launched, will be commercially successful. If we are unable to successfully develop or otherwise acquire new products or services, our business, financial condition, and results of operations may be materially adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs.

If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Adverse weather conditions, natural disasters, pestilences and other natural conditions can disrupt our operations, which can adversely affect our business, financial condition and results of operations.

The ingredients that we use in the production of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, fires, earthquakes, tornadoes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supply of ingredients, lower recoveries of usable ingredients, increase the prices of our ingredients, increase our transportation costs or increase our cost of storing ingredients if harvests are accelerated and processing capacity is unavailable. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supply of ingredients is reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for ingredients or other inputs could also adversely affect our business, financial condition and results of operations. Additionally, adverse weather conditions, natural disasters or other natural conditions affecting our operating activities or major facilities could cause an interruption or delay in our production or delivery schedules and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. If our operations are damaged by a fire, flood or other disaster, for example, we may be subject to supply or delivery interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business, financial condition and results of operations.

Shifting Consumer Tastes.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict. The Company is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, Whole30, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company

As a food production company, all of our products must be compliant with regulations by the U.S. Food and Drug Administration ("FDA"), as well as the United States Department of Agriculture ("USDA"), and in addition a number of our products rely on independent certification that they are non-GMO, gluten-free, "no high fructose corn syrup" and "less sugar". Any non-compliance with the FDA, or USDA, or the loss of any such certification could harm our business.

We must comply with various FDA and USDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and USDA and their interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the applicable regulations and any such non-compliance could harm our business.

In addition, we rely on independent certification of our non-GMO, gluten-free, "no high fructose corn syrup" and "less sugar" claims, and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of non-GMO products as such. The FDA has defined the term "gluten-free," and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We also must comply with state rules and regulations, including Proposition 65 in California, which requires a specific warning on or relating to any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects or other reproductive harm, unless the level of such substance in the product is below a safe harbor level established by the State of California. Interpretation and application of such rules, including potential differences in application on a state-by-state basis, may give rise to uncertainty as to the appropriate labeling and formulation of our products.

In addition, the FDA has adopted labeling guidelines that will affect the labeling of both the front and back of many of our products. We are continually reviewing and revising our labeling activities in advance of new or changed requirements in anticipation of any rules coming into effect and in response to industry litigation trends. The imposition or proposed imposition of additional product labeling or warning requirements may reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

The Company was incorporated on November 10, 2017, under the laws of the State of Texas, and is headquartered at 7322 Southwest Freeway, Houston, TX 77074, US. The Company is a condiment company that provides a healthier choice for customers. The Company's mission is to produce products that will grow within the industry while providing a healthier alternative to consumers.

Business Plan

The Company currently sells its products direct to consumers and to retail companies. The Company intends to continue to grow both sides of the business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sienna Sauce Tangy, Sienna Sauce Spicy, and Sienna Sauce Lemon Pepper	Sienna sauce is a universal sauce, which works great for drip, marinade, or glaze. It is gluten-free and includes no high fructose corn syrup.	Direct to consumer online and via retail in grocery stores.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our key competitors in the space are Heinz and McCormick. Heinz is a key competitor because it's a staple in the market and it continues to grow. McCormick is a key competitor in our space because it also has seasoning spices and rubs. In addition, there are many other smaller competitors including national, international, regional, and local companies.

Customer Base

Our customer base and target market is consumers from ages 26 to 45 approximately, and this is where most of our traffic comes from. However, we have many parents that love to shop for our Sauce for their children, because our product is generally a healthier alternative for children. We have vegetarians that love our sauce, because it has no meat and we have vegan options.

Supply Chain

The Company uses a Houston based manufacturer to produce its products. All ingredients are sourced in the United States. Packaging is produced by a Houston based package supplier. While there is always some risk of dependency on the supply chain, the Company believes finding new suppliers would be relatively easy, if needed.

Intellectual Property

The Company has intellectual property in the form of trade secrets, customer and vendor lists. In addition, the Company has the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
6260616	Sauces; Sauce mixes; Sauces for barbecued meat; Barbecue sauce; Barbeque sauce; Brown sauce; Chicken wing sauce; Cooking sauces; Dipping sauces; Grilling sauces; Honey mustard sauce; Pasta sauce; Ready-made sauces; Salad sauces; Savory sauces used as condiments; Steak sauce; Tomato-based sauces	SIENNA SAUCE	June 30, 2020	February 2, 2021	USA
6260526	Sauces; Pasta sauce; Sauce mixes; Sauces for barbecued meat; Barbecue sauce; Barbeque sauce; Brown sauce; Chicken wing sauce; Cooking sauces; Dipping sauces; Grilling sauces; Honey mustard sauce; Ready-made sauces; Salad sauces; Savory sauces used as condiments; Steak sauce; Tomato-based sauces	SIENNA SAUCE STOP LICKING YOUR FINGERS	June 29, 2020	February 2, 2021	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. Additionally, as a consumer-goods business, its food items are regulated by various health and safety federal and state laws. These laws and regulations are subject to change.

Litigation

The Company is not subject to any pending or actual litigation and is not aware of any threatened litigation.

OFFICERS, MANAGERS, AND KEY PERSONS

The Managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Monique Crayton	COO, Sole Member	COO at Company from April 2017 to present. Human Resources Operations Manager at Marshall's from May 2011 to June 18, 2019.	High School; Some college.
Tyla-Simone Crayton	CEO	Tyla-Simone is a college student and, other than working at the Company since April of 2017, she has no work history.	Tyla-Simone has a high school diploma and is a current student at UC Berkley.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Liz Doerr	Chief Financial Officer	Founder and Partner at Sandbox Collective LLC: provides fractional and project-based work to early-stage companies. Date of employment May 2018., Parttime and Project Based CFO Support for Early-Stage Companies; Advisor at the Company (since March 2021): Manage closing of books and accounting procedures, executing the company's financial strategy, developing plans to increase the Company's revenue while managing expenditures, and capital raise support	College of William and Mary, B.A. Economics (2007) and MBA Finance (2013)
Linda Porter-Cox	Chief Risk Officer	CEO/Founder THE AND GROUP, INC, founded in 2004 in Colorado, incorporated as S-Corp in 2014 in Texas; mentor to the Company since September 2020; Advisor to the Company since July 2021: advising on demand creation and revenue generation activities such as brand development, retail and foodservice distribution, marketing campaigns, organizational support and operations to the above activities	University of Central Florida - BSBA Marketing (1985)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's is authorized to issue 1,000,000 units (the "***Membership Units***").

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Membership Units
Number of membership units Authorized	1,000,000
Number of membership units Outstanding	800,000
Voting Rights	Yes, voting is based on percentage interest of the Company.
Anti-Dilution Rights	The Company is currently a single-member limited liability company and the sole-member has broad authority and discretion to maintain or distribute any portion of her interests in the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The sole member of the Company may issue additional securities or create separate classes or series of membership units that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	96.1%*
Other Material Terms	The Company currently only has one member and the member has broad authority and discretion to issue additional securities and to operate and manage the Company, including to modify the governance structure.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$201,319
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000, this SAFE will convert to equity in the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.9%*
Valuation Cap	$5,000,000
Discount Rate	20%

*The percentages in the above tables are based on *estimates* only and do not represent actual ownership of the Company. In determining the approximate value of the outstanding Crowd SAFE, we have assumed a conversion at the valuation cap of $5 million. However, certain SAFEholders may elect to take a "cash out" option rather than the conversion option (if ever available). Additionally, any other change to the capitalization of the Company, including the issuance of additional securities (including the Security) are likely to affect the calculations used above. The percentages above are merely to provide the approximate value of the respective owners to assist Investors, but the percentages should not be relied upon for any reason as determinative.

Outstanding Debt

The Company has the following debt outstanding:

Type	Capital Loan
Creditor	Shopify
Amount Outstanding	$13,672 (As of December 31, 2021)
Interest Rate and Amortization Schedule	17% based off of daily sales
Description of Collateral	Accounts Receivable
Other Material Terms	The lender advanced $22,000 and the Company is required to pay a total of $24,860 by remitting 17% of sales processed through Shopify until the full amount is remitted in full.
Maturity Date	July 22, 2022
Date Entered Into	July 21, 2021

Type	Small Business Administration Loan
Creditor	SBA
Amount Outstanding	$212,000
Interest Rate and Amortization Schedule	3.75% per annum; Installment payments, including principal and interest, of $1,092.00 Monthly, will begin Twenty-four (24) months from the date of the promissory Note.
Description of Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

Other Material Terms	Borrower is in default under the Note if Borrower does not make a payment when due under the Note, or if Borrower: A) Fails to comply with any provision of the Note, the Loan Authorization and Agreement, or other Loan Documents; B) Defaults on any other SBA loan; C) Sells or otherwise transfers, or does not preserve or account to SBA's satisfaction for, any of the Collateral or its proceeds; D) Does not disclose, or anyone acting on their behalf does not disclose, any material fact to SBA; E) Makes, or anyone acting on their behalf makes, a materially false or misleading representation to SBA; F) Defaults on any loan or agreement with another creditor, if SBA believes the default may materially affect Borrower's ability to pay the Note; G) Fails to pay any taxes when due; H) Becomes the subject of a proceeding under any bankruptcy or insolvency law; I) Has a receiver or liquidator appointed for any part of their business or property; J) Makes an assignment for the benefit of creditors; K) Has any adverse change in financial condition or business operation that SBA believes may materially affect Borrower's ability to pay the Note; L) Dies; M) Reorganizes, merges, consolidates, or otherwise changes ownership or business structure without SBA's prior written consent; or, N) Becomes the subject of a civil or criminal action that SBA believes may materially affect Borrower's ability to pay the Note.
Maturity Date	January 12, 2052
Date Entered Into	January 12, 2022

Ownership

 The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Monique Crayton	800,000 Membership Units	100%

The Company intends to grant Tyla-Simone Crayton an ownership interest that will exceed 20% prior to the conclusion of the Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

The Company was incorporated on November 10, 2017 under the laws of the State of Texas and is headquartered at 7322 Southwest Freeway Suite 180, Houston, TX 77074, US.

Liquidity and Capital Resources

The Company is presently engaging in offering pursuant to Regulation CF, which his expected to close on or about April 23, 2023.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed under "**Error! Reference source not found.**" above, the Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$201,319	1	Working Capital	July 1, 2020	Regulation Crowdfunding

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Monique Crayton
(Signature)

Monique Crayton
(Name)

CEO
(Title)

04 / 27 / 2022
(Date)

I, Monique Crayton, the Chief Executive Officer of Tyla-Simone's Wings LLC certify that the financial statements of Tyla-Simone's Wings LLC included in this Form are true and complete in all material respects.

/s/
(Signature)

Monique Crayton
(Name)

CEO
(Title)

04 / 27 / 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Monique Crayton
(Signature)

Monique Crayton
(Name)

CEO, Sole Member
(Title)

04 / 27 / 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Tyla-Simone's Wings, LLC (D/B/A Sienna Sauce Co.)

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Tyla-Simone's Wings, LLC
(D/B/A Sienna Sauce Co.)
Houston, Texas

We have reviewed the accompanying financial statements of Tyla-Simone's Wings, LLC d/b/a Sienna Sauce Co. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in member's equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

March 31, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Balance Sheets
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 6,208	$ 80,076
Accounts receivable - net	11,374	1,426
Inventory	1,016	7,336
Other receivables	17,847	5,052
Total current assets	36,445	93,890
Property and equipment - net	4,521	5,564
Total assets	$ 40,966	$ 99,454
Liabilities and Member's Equity		
Current liabilities:		
Financing agreement payable	$ 13,672	$ -
Accounts payable	15,290	283
Accrued expenses	956	285
Total liabilities	29,918	568
Member's equity:		
Member's deficit	(190,271)	(102,433)
SAFE - future equity obligation	201,319	201,319
Total member's equity	11,048	98,886
Total liabilities and member's equity	$ 40,966	$ 99,454

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue - net	$ 685,495	$ 127,282
Cost of revenue	383,457	82,087
Gross profit	302,038	45,195
Operating expenses	294,653	109,729
Operating income (loss)	7,385	(64,534)
Other income (expense):		
Grant income	11,000	19,000
Competition award income	-	10,000
Interest expense	(3,825)	(1,732)
Total other income, net	7,175	8,268
Net income (loss)	$ 14,560	$ (37,266)

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Changes in Member's Equity
Years Ended December 31, 2021 and 2020

	Member's Equity (Deficit)	SAFE - Future Equity Obligation	Total
Balance, January 1, 2020	$ 3,484	$ -	$ 3,484
Member distributions	(48,988)	-	(48,988)
Member contributions	8,209	-	8,209
Issuance of SAFEs	-	201,319	201,319
Syndication costs	(27,872)	-	(27,872)
Net loss	(37,266)	-	(37,266)
Balance, December 31, 2020	(102,433)	201,319	98,886
Member distributions	(115,398)	-	(115,398)
Member contributions	13,000	-	13,000
Net income	14,560	-	14,560
Balance, December 31, 2021	$ (190,271)	$ 201,319	$ 11,048

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net income (loss)	$ 14,560	$ (37,266)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	1,043	1,043
Change in operating assets and liabilities:		
Accounts receivable - net	(9,948)	3,349
Inventory	6,320	(5,748)
Other receivables	(12,795)	(5,052)
Accounts payable	15,007	(807)
Accrued expenses	671	130
Net cash provided by (used in) operating activities	14,858	(44,351)
Cash flows from financing activities:		
Proceeds from (payments on) financing agreements - net	13,672	(8,699)
Proceeds from issuance of SAFEs - future equity obligation	-	201,319
Payments for syndication costs	-	(27,872)
Member contributions	13,000	8,209
Member distributions	(115,398)	(48,988)
Net cash (used in) provided by financing activities	(88,726)	123,969
Net change in cash	(73,868)	79,618
Cash, beginning of year	80,076	458
Cash, end of year	$ 6,208	$ 80,076
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 3,825	$ 1,732

See report of independent accountants and accompanying notes to financial statements.

5

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Tyla-Simone's Wings, LLC D/B/A Sienna Sauce Co. (the "Company") was incorporated on November 10, 2017 in the state of Texas and is headquartered in Houston, Texas. The Company produces and sells sauce.

Management's Plans: The Company's updated strategic plan for 2022 and beyond is focused on increasing retail and e-commerce sales and raising capital through crowdfunding and private equity. The Company has engaged a marketing company to assist with the growth of their ecommerce sales and a finance team to assist with future capital raises. The Company believes its strategy along with the additional raised capital, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

At December 31, 2021 and 2020, one customer accounted for 88% and one customer accounted for 85% of accounts receivable, respectively. During 2021 and 2020, one supplier accounted for 100% of inventory purchases, respectively.

Accounts Receivable: Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment upon product purchase for retail customers and upon delivery for wholesale vendors. Trade receivables are stated at the amount billed to the customer.   Management closely monitors outstanding accounts receivable and reports accounts receivable net of an allowance for doubtful accounts. An allowance for doubtful accounts of $3,667 was deemed necessary at December 31, 2021. An allowance for doubtful accounts was not deemed necessary at December 31, 2020.

Inventory: Inventory consists of finished bottles of sauce and is valued at the lower of cost or net realizable value on a first-in, first-out basis. Management periodically evaluates the need for a reserve for obsolescence and determined that no reserve was deemed necessary at December 31, 2021 and 2020.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $103,063 for 2021 and $23,062 for 2020.

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2020, under the modified retrospective transition method.

The Company sells its sauce products through a variety of channels including retail and online stores. The contracts consist of a single performance obligation to provide the purchased product to the customer.

Economic factors may impact the nature, amount, and timing of revenue recognition. Contracts do not include variable consideration or financing components. Payment typically is expected at the time the product is purchased or delivered.

Income Taxes and Uncertainties: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2021 or 2020. The Company is not currently under audit by any tax jurisdiction.

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from revenue and cost of revenue.

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements:

   Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through March 31, 2022, the date the financial statements were available for issuance, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. **Property and Equipment:**

   Property and equipment consisted of the following at December 31:

	2021	2020
Furniture and fixtures	$ 7,302	$ 7,302
Less - accumulated depreciation	2,781	1,738
	$ 4,521	$ 5,564

   Depreciation expense was $1,043 for 2021 and 2020.

3. **Financing Agreements Payable:**

   During 2021, the Company entered into various agreements with a financing company for the sale of future receipts. The Company sold future receipts with a value of $33,109 for a total purchase price of $29,300 with the corresponding discount being recorded as interest expense. The agreements call for a maximum daily percentage of future receipts available for collection by the purchaser of 17%. The future receipts were sold without recourse. The outstanding financing agreement payable was $13,672 at December 31, 2021.

4.   **SAFE – Future Equity Obligation:**

The Company had various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $201,319 at December 31, 2021 and 2020. The SAFEs do not bear interest and would convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which would occur if any of the previous events took place or the SAFE was settled by the Company in stock or payment of amounts due as defined in the agreement. The full principal balance of the SAFEs was outstanding at December 31, 2021 and 2020.

5.   **Operating Leases:**

The Company leases its office space through a non-cancelable operating lease agreement. The Company's lease originally called for monthly lease payments of $1,410 plus various operating charges and terminated on April 30, 2020. During 2020, the Company renewed their lease calling for monthly rent payments of $1,575 plus various operating charges. The Company terminated this lease agreement during 2021 and entered into a new lease agreement effective June 1, 2021 and expiring in April 2023. The new lease agreement calls for monthly rent of $2,946. Rent expense was $27,442 for 2021 and $20,674 for 2020.

Minimum future lease payments related to the office lease were as follows at December 31, 2021:

Year		Amount
2022	$	35,350
2023		11,783
	$	47,133

6.   **Grant Income:**

During 2021, the Company received a grant totaling $11,000 from the Small Business Administration's Economic Injury Disaster Relief fund. During 2020, the Company received a grant totaling $4,000 from the Small Business Administration's Economic Injury Disaster Relief fund and $15,000 from the Fort Bend County Small Business Emergency Assistance grant program. These grants were recognized as income upon receipt and are included as grant income in the accompanying statements of operations. The Company's Fort Bend County Small Business Emergency Assistance grant award was forgivable upon meeting certain requirements for spending of which management has determined the Company qualified for forgiveness.